Mail Stop 0408




								September 2, 2005




Mr. J. Williar Dunlaevy
Chairman of the Board and Chief Executive Officer
Legacy Bancorp Inc.
99 North Street
Pittsfield, Massachusetts 01202

      Re:	Legacy Bancorp, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed August 24, 2005
      File No. 333-126481



Dear Mr. Dunlaevy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General

1. Please revise the registration statement to include all missing information such as the expiration date. Please check page references to insure that they are accurate.


How We Determined the Offering Range and the $10.00 Per Share
Stock
Price, page 4
2. We note your response to comment 4 of our letter dated August
5,
2005.   As we requested, please provide more detail, on page 5,
regarding the peer group analysis including, but not limited to, describing, rather than simply naming, the factors used to select the companies in the peer group. For instance, instead of stating that
"geographical characteristics" were used to select members of the group, please describe the geographic factors and disclose whether the comparable group consists of companies from the same geographic areas as you.


You May Not Sell or Transfer Your Subscription Rights, page 12
3. We note the response in your letter to comment 6 of our letter dated August 5, 2005. As we requested, please explain in the registration statement the basis for your taking legal action and explain the state and federal laws that would be violated by anyone who sells or gives away their subscription rights. Please clearly explain when these prohibitions expire and revise the caption to reflect this fact.


Management`s Discussion and Analysis of Mutual Bancorp and
Subsidiaries, page, 41
4. We note that in the second paragraph on page 34 you define the efficiency ratio as "non-interest expense as a percentage of revenue."
Please revise your definition of this ratio to be consistent with the definition provided in footnote (4) on page 21.

5. We note your response to comment 12 of our letter dated August
5,
2005.   As we requested, please revise this section considering
Release No. 33-8350 including, but not limited to, the following:
* provide analysis of the "general economic and competitive conditions" to which you refer on page 41 that are of concern to management and related trends and uncertainties; and
* provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Please delete cross references to the risk factors section.

6. We note your response to comment 13 of our letter dated August
5,
2005.  Please further revise this section consistent with Release
No.
33-8350 to provide more analysis of known material trends, events, demands, commitments and uncertainties including, but not limited to, the following:
* explain the "asset management and liability management strategy" to which you refer on page 41 and explain your reasons for adopting it in
2002 and reversing it in 2004;
* compare the costs and benefits of borrowing from the FHLBB with using deposits to fund your lending;
* provide analysis of the risks and consequences of your strategy to
"price deposit products aggressively" particularly in given trends and uncertainty in interest rates; and
* revise your discussion of your market share and plans for growth on page 42 to disclose your share in the state of Massachusetts and supplement your comment that "there are fewer community banks" in New
York with a description and analysis of the competition in New
York.


 Market Area and Competition, page 57
7. We note your response to comment 15 of our letter dated August
5,
2005. Please clarify how much of your loans, deposits, and revenues are from outside of Berkshire County. Please revise the third paragraph to disclose the percentage of outstanding loans outside of
Berkshire County. Please explain how you conduct business outside of the area in which you have offices.

8. We note your response to comment 16 of our letter dated August
5,
2005.   We note that you make loans in 15 states and that you
intend
to expand your business outside Berkshire County. Please describe your competitors and your competitive position in the geographic area in which you compete instead of limiting the disclosure to
Berkshire
County Massachusetts.   Please expand your one sentence
description of
how you compete with those financial institutions that are "significantly larger and have great financial resources" to explain the basis on which you compete. As we requested, please explain both positive and negative factors pertaining to your competitive position, as required by Item 101(c) (1) (x).



Stock Pricing and the Number of Shares to be Issued, page 99
9. We note your response to comment 24 of our letter dated August
5,
2005.   As we requested, please provide more detail regarding the
procedures and substance of the analysis that led to the pricing of your stock including but not limited to the following:
* explain the selection and composition of the comparable group;
* describe each of the "general and specific parameters" to which you refer on page 99; and
* expand your one sentence description of the method of valuation.


Restriction on Acquisition of Legacy Bancorp and Legacy Banks,
page
113
10. We note your filing of Exhibit 5.1. Please revise this section to reflect the qualifications of the opinion letter regarding certain provisions in the certificate of incorporation.


Financial Statements

Note 5 - Loans, page F-23
11. Please revise your disclosures on pages F-13 and F-24
regarding
your sale of loans in the secondary market to clearly state
whether
these loans are sold with servicing retained or released.  We noted
several inconsistencies in your current disclosures.  For example,
* On page F-13, you disclose that loans sold in the secondary market
are generally sold with servicing released and without recourse provisions. Conversely, in the second to last paragraph on page F-24 you disclose that you have sold loans in the secondary market and have
retained the servicing responsibility and receive fees for the services provided.
* In the last paragraph on page F-24 you state that you did not sell
any loans in the secondary market for which you retained servicing during the years ended December 31, 2004 and 2003. However, in the preceding paragraph you disclose that loans sold and serviced for others amounted to $5.2 million and $8.3 million at December 31, 2004 and 2003, respectively.

12. We note your revisions in response to comments 27 and 29 from our letter dated August 5, 2005. Please revise to quantify the amount of loan participations purchased and sold during each of the periods presented. Clearly explain why prior to 2004 you accounted for loans participated to outside financial institutions as secured borrowings, and describe how the amendment of your participation agreements affected your accounting for such loan participations.


Exhibits
13. As we requested in comment 32 of our letter dated August 5, 2005, please file all exhibits.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Margaret E. Fitzgerald at (202) 551-3556 or Angela Jackson at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3491 with any other questions.



								Sincerely,


								Todd K. Schiffman
								Assistant Director


cc:	Janet O. Love, Esquire
	Lord, Bissell & Brook LLP
	115 South Lasalle Street
	Chicago, Illinois 60603-3901




Mr. J. Williar Dunlaevy
Legacy Bancorp, Inc.
September 2, 2005
Page 1